

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404**

Mail Stop 3561

March 22, 2007

<u>By U.S. Mail</u>

Mr. Anthony Christon
Chief Financial Officer
Jaclyn Inc.
635 59th Street
West New York, NJ 07093

> **Re: Jaclyn, Inc.
> Form 10-K for the year ended June 30, 2006
> Filed September 28, 2006
> File No. 1-5863**

Dear Mr. Christon:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Michael Moran
Branch Chief Accountant